Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

SUPPLEMENT NO. 6 DATED JUNE 16, 2011

TO PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

          The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 5 (which is cumulative and replaces all prior Supplements) and this Supplement No. 6.

          Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

          “Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

          “Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

          As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of May 31, 2011, 149,257,844 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

          As of May 31, 2011, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance

$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	23,469,428	258,163,703	232,347,333

Total	32,993,238	$358,163,703	$322,347,333

Broker Dealer

          As discussed in the prospectus, we are offering our Units for sale through David Lerner Associates, Inc. (“DLA”) as the managing dealer for the best efforts offering. We are unaffiliated with DLA; however, we rely upon it for the offer and sale and administration of the Units. On May 27, 2011, the Financial Industry Regulatory Authority (“FINRA”) filed a complaint against DLA related to its sales practices relative to Apple REIT Ten Units. A news release announcing the FINRA Complaint was released on May 31, 2011 (the “FINRA Release Date”) and can be found on the FINRA Website (www.finra.org/Newsroom). DLA was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. The Apple REIT companies and their affiliates intend to cooperate with regulatory or governmental inquiries.

RECENT DEVELOPMENTS

Resignation of Director

          On June 9, 2011, Ronald A. Rosenfeld resigned from the Board of Directors of the Company effective on that date. The Board of Directors of the Company currently plans to fill the vacancy created by Mr. Rosenfeld’s resignation by a vote of the existing directors at a later date.

Recent Purchases

          On June 2, 2011, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of five hotels located in Knoxville, Tennessee, Gainesville, Florida, Richmond, Virginia, Pensacola, Florida, and Mobile, Alabama. On June 8, 2011, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of two hotels located in Cedar Rapids, Iowa. On June 10, 2011, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Hoffman Estates, Illinois. The aggregate gross purchase price for these hotels, which contain a total of 891 guest rooms, was $98.5 million.

          Further information about our recently purchased hotels is provided in other sections below.

Recent Purchase Contracts

          Since our Prospectus Supplement No. 5 dated May 19, 2011, we caused one of our indirect wholly-owned subsidiaries to enter into three purchase contracts for the potential purchase of three hotels.

          The total gross purchase price for these hotels, which contain a total of 591 guest rooms, is approximately $85.5 million. Deposits totaling $400,000 have been made and the contracts require an additional aggregate deposit in the amount of $400,000 at or after the end of our contractual review periods. A number of required conditions to closing currently remain unsatisfied under each of the purchase contracts. Accordingly, there can be no assurance at this time that any closings will occur under these purchase contracts. Upon a purchase, the deposit amounts would be credited against the applicable purchase price. If a closing does not occur because the seller has failed to satisfy a closing condition or breaches the purchase contract, the deposits would be refunded to us.

          The following table provides a summary of the hotels covered by the contracts discussed above:

Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price

1. Skokie, Illinois(a)	Hampton Inn & Suites	May 27, 2011	225	$32,000,000
2. Des Plaines, Illinois(a)	Hilton Garden Inn	May 27, 2011	251	38,000,000
3. Round Rock, Texas	Homewood Suites	May 27, 2011	115	15,500,000

			591	$85,500,000

(a)

Purchase contract for these hotels requires the assumption of loans secured by the hotels. Total outstanding principal is approximately $40.2 million. The loans have current interest rates of 6.15%, and 5.99%, maturity dates of July 2016 and August 2016, and require monthly payments of principal and interest on an amortized basis.

          We have no material relationship or affiliation with the prospective sellers of the hotels described above, except through the pending purchase contracts and any related documents.

          Source of Funds and Related Party Payments

          Our recent purchases, which resulted in our ownership of eight additional hotels, were funded by the proceeds from our ongoing offering of Units. Our offering proceeds also have been used to fund the initial deposits required by the hotel purchase contracts and will be used for the related additional deposits.

          We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay approximately $2.0 million to Apple Suites Realty Group, Inc., representing 2% of the gross purchase price for our recent purchases.

          Overview of Owned Hotels

          As a result of our recent purchases, we currently own 12 hotels, which are located in the states indicated in the map below:

States in which Our Hotels are Located

ACQUISITIONS AND RELATED MATTERS

          Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

          Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

          The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel Location	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager

1. Knoxville, Tennessee	SpringHill Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	MHH Management, LLC(b)
2. Gainesville, Florida	Hilton Garden Inn	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	MHH Management, LLC(b)
3. Richmond, Virginia	SpringHill Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	MHH Management, LLC(b)
4. Pensacola, Florida	TownePlace Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	MHH Management, LLC(b)
5. Mobile, Alabama	Hampton Inn & Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	MHH Management, LLC(b)
6. Cedar Rapids, Iowa	Homewood Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	Schulte Hospitality Group, Inc.
7. Cedar Rapids, Iowa	Hampton Inn & Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	Schulte Hospitality Group, Inc.
8. Hoffman Estates, Illinois	Hilton Garden Inn	Apple Ten Illinois, LLC	Apple Ten Hospitality Management, Inc.	Schulte Hospitality Group, Inc.

(a) All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b) The hotel specified was purchased from an affiliate of the indicated manager.

          We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

SUMMARY OF CONTRACTS
FOR OUR RECENTLY PURCHASED PROPERTIES

Hotel Lease Agreements

          Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

          Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement

1. Knoxville, Tennessee	SpringHill Suites	$1,350,663	June 2, 2011
2. Gainesville, Florida	Hilton Garden Inn	804,112	June 2, 2011
3. Richmond, Virginia	SpringHill Suites	588,699	June 2, 2011
4. Pensacola, Florida	TownePlace Suites	941,816	June 2, 2011
5. Mobile, Alabama	Hampton Inn & Suites	1,051,765	June 2, 2011
6. Cedar Rapids, Iowa	Homewood Suites	896,982	June 8, 2011
7. Cedar Rapids, Iowa	Hampton Inn & Suites	1,147,639	June 8, 2011
8. Hoffman Estates, Illinois	Hilton Garden Inn	1,224,306	June 10, 2011

          The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

          Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

          In general, for our hotels franchised by Marriott International, Inc. or one of its affiliates, there is a relicensing franchise agreement between the applicable lessee (as specified in a previous section) and Marriott International, Inc. or an affiliate. Each relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Ten Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the applicable lessee under the relicensing franchise agreement.

          For the hotels franchised by Hilton Worldwide or one of its affiliates, there is a franchise license agreement between the applicable lessee and Hilton Worldwide or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

          The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisors.

FINANCIAL AND OPERATING INFORMATION FOR OUR RECENTLY PURCHASED PROPERTIES

          Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)	Purchase Date

1. Knoxville, Tennessee	SpringHill Suites	103	$14,500,000	$139-169	$13,616,000	June 2, 2011
2. Gainesville, Florida	Hilton Garden Inn	104	12,500,000	$129-139	$11,640,500	June 2, 2011
3. Richmond, Virginia	SpringHill Suites	103	11,000,000	$89-129	$9,912,500	June 2, 2011
4. Pensacola, Florida	TownePlace Suites	98	11,500,000	$119-164	$10,631,500	June 2, 2011
5. Mobile, Alabama	Hampton Inn & Suites	101	13,000,000	$129-139	$11,784,000	June 2, 2011
6. Cedar Rapids, Iowa	Homewood Suites	95	13,000,000	$129	$12,132,000	June 8, 2011
7. Cedar Rapids, Iowa	Hampton Inn & Suites	103	13,000,000	$119-139	$12,216,000	June 8, 2011
8. Hoffman Estates, Illinois	Hilton Garden Inn	184	10,000,000	$119-149	$8,503,880	June 10, 2011

		891	$98,500,000

Notes for Table 1:

(a) The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.

(b) The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A		Average Daily Occupancy Rates (%)

Hotel Location	Franchise	2006	2007	2008	2009	2010

1. Knoxville, Tennessee	SpringHill Suites	75%	77%	75%	77%	77%
2. Gainesville, Florida	Hilton Garden Inn	n/a	48%	66%	62%	60%
3. Richmond, Virginia	SpringHill Suites	n/a	n/a	70%	58%	62%
4. Pensacola, Florida	TownePlace Suites	n/a	n/a	60%	70%	82%
5. Mobile, Alabama	Hampton Inn & Suites	16%	82%	80%	67%	82%
6. Cedar Rapids, Iowa	Homewood Suites	n/a	n/a	n/a	n/a	55%
7. Cedar Rapids, Iowa	Hampton Inn & Suites	n/a	n/a	n/a	58%	65%
8. Hoffman Estates, Illinois	Hilton Garden Inn	69%	64%	63%	57%	66%

PART B		Revenue per Available Room/Suite ($)

Hotel Location	Franchise	2006	2007	2008	2009	2010

1. Knoxville, Tennessee	SpringHill Suites	$74	$87	$88	$85	$89
2. Gainesville, Florida	Hilton Garden Inn	n/a	$58	$77	$69	$64
3. Richmond, Virginia	SpringHill Suites	n/a	n/a	$70	$54	$55
4. Pensacola, Florida	TownePlace Suites	n/a	n/a	$49	$53	$63
5. Mobile, Alabama	Hampton Inn & Suites	$15	$99	$100	$75	$97
6. Cedar Rapids, Iowa	Homewood Suites	n/a	n/a	n/a	n/a	$63
7. Cedar Rapids, Iowa	Hampton Inn & Suites	n/a	n/a	n/a	$63	$72
8. Hoffman Estates, Illinois	Hilton Garden Inn	$66	$67	$64	$49	$52

Note for Table 2:

(a) Operating data is presented for the last five years (or since the beginning of hotel operations). See Table 1. General Information above for the date the hotel was acquired.

Table 3. Tax and Related Information

Hotel Location	Franchise	Tax Year		Real Property Tax Rate (d)	Real Property Tax

1. Knoxville, Tennessee	SpringHill Suites	2010	(a)	4.8%	$110,899
2. Gainesville, Florida	Hilton Garden Inn	2010	(a)	2.3%	77,761
3. Richmond, Virginia	SpringHill Suites	2010	(a)	0.9%	48,695
4. Pensacola, Florida	TownePlace Suites	2010	(a)	1.5%	51,999
5. Mobile, Alabama	Hampton Inn & Suites	2010	(b)	6.3%	102,513
6. Cedar Rapids, Iowa	Homewood Suites	2010	(c)	4.2%	16,368	(e)
7. Cedar Rapids, Iowa	Hampton Inn & Suites	2010	(c)	4.2%	163,340
8. Hoffman Estates, Illinois	Hilton Garden Inn	2009	(a)	5.2%	313,742

Notes for Table 3:

(a) Represents calendar year.

(b) Represents 12-month period from October 1, 2009 through September 30, 2010.

(c) Represents 12-month period from July 1, 2009 through June 30, 2010.

(d) Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(e) The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.